CÜR MEDIA, INC.

136 New London Turnpike

Glastonbury, CT 06033

Tel.: (860) 633-5565

December 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, DC 20549

Attn:	Celeste Murphy Legal Branch Chief

Gregory Dundas Attorney Advisor

Re:	CÜR Media, Inc. Form 10-K for the year ended December 31, 2017 Filed May 7, 2018 File No. 000-55346

Ladies and Gentlemen:

On behalf of CÜR Media, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), we submit the following response to the comment of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated November 8, 2018 (the “Comment Letter”), addressed to Kelly Sardo, former Interim President of the Company, relating to the above-captioned Annual Report on Form 10-K, filed by the Company on May 7, 2018 (the “Form 10-K”).

Set forth below is the Staff’s comment, indicated in bold, followed by the Company’s responses thereto.

U.S. Securities and Exchange Commission

December 14, 2018

Form 10-K filed May 7, 2018

Business, page 5

1.	In your response, tell us more fully about the relationship between the company and Holdings. We note your disclosure that Holdings, apparently at its own discretion, has the ability to deny requests by the company for drawdowns against the line of credit, which in turn is based on the funds obtained by Holdings in the Holdings Offerings. Tell us the business reasons for structuring the company's finances in such a way. We note, for example, the disclosure in your second-quarter Form 10-Q that Holdings has given the company no assurance that it will continue to fund requested disbursements on a timely basis, or at all, and that if Holdings does not provide the company with additional funding through the Post-Closing Line of Credit, the company may need to curtail or cease operations.

In or around January 2017, the Company commenced a private placement offering of its securities only to “accredited investors” (the “Company Offering”). The net proceeds from the Company Offering (after deducting fees and expenses related to the Company Offering), were to be used (a) to pay required advances to the three major music labels (“Music Labels”), which would become due pursuant to content licensing agreements to be entered into with the Music Labels (“Music Label Agreements”), sufficient to allow the Company to proceed with soliciting subscriptions for CÜR Music, the Company’s planned social music streaming service (“CÜR Music”), (b) to enable the Company to pay outstanding accounts payable and other expenses, and (c) for the Company’s working capital and general corporate purposes. However, before a closing of the Company Offering could occur, the Company received a “Wells Notice” from the SEC, which notified the Company that the SEC was considering instituting administrative proceedings against the Company based solely upon the Company’s failure to keep current with its SEC reporting obligations. Incidentally, one of the things the Company planned to use the proceeds from the Company Offering for was to catch up on all of its delinquent SEC filings. In any event, with the possibility that the SEC could possibly determine to revoke the registration of the Company’s securities and/or suspend trading of the Company’s securities, the proposed investors in the Company Offering determined not to proceed with the Company Offering. As a result, the Company Offering was terminated.

The proposed investors were still interested in investing in a company in the music streaming space. Therefore, on August 14, 2017, CUR Holdings, Inc. (“Holdings”) was organized for the purpose of raising capital to effectuate a transaction with either the Company, under certain circumstances, or another company with a similar business plan. Upon the formation of Holdings, the Company and Holdings had no common members on their boards of directors. They were two separate and distinct entities, with two completely different sets of officers running their day-to-day affairs, separate corporate offices where their books and records were separately kept, and very different shareholder bases.

In September 2017, the Company and Holdings entered into a term sheet, pursuant to which they agreed to consummate a merger (the “Merger”), subject to any required shareholder approval, if and when the Company received notification that the SEC would not institute the administrative proceedings threatened in the “Wells Notice.” Pursuant to the term sheet, among other things, a newly-formed subsidiary of the Company would merge with and into Holdings, and all of the outstanding securities of Holdings would simultaneously be exchanged for securities of the Company, on a one-for-one basis. As a result of the Merger, Holdings would become a wholly-owned subsidiary of the Company. Alternatively, if SEC clearance was not received by the Company, Holdings would instead acquire certain assets of the Company related to the Company’s music streaming business in exchange for securities of Holdings, subject to any required shareholder and/or creditor approval.

U.S. Securities and Exchange Commission

December 14, 2018

In anticipation of the Merger, Holdings commenced a private placement offering of its securities only to “accredited investors” (the “ Holdings Offering”), with the understanding that the net proceeds from the Holdings Offering would be used (a) to pay advances to the Music Labels, which would become due pursuant to Music Label Agreements to be entered into with the Music Labels, sufficient to allow the Company or Holdings to proceed with soliciting subscriptions for CÜR Music, and (b) to extend a line of credit to the Company (“Line of Credit”), for up to the full amount of the net proceeds from the Holdings Offering, to enable the Company to pay outstanding accounts payable and for working capital and general corporate purposes.

On November 16, 2017, Holdings consummated an initial closing of the Holdings Offering (“Initial Closing”), providing net proceeds to Holdings of $6,932,288 (after deducting fees and expenses related to the Holdings Offering in the aggregate amount of $722,074 (including placement agent fees, legal fees and expenses and fees payable to the escrow agent)). Simultaneously with the Initial Closing of the Holdings Offering, among other things:

•	Holdings entered directly into the Music Label Agreements with the Music Labels, with the Company directly joining one of the Music Label Agreements with one of the Music Labels, and paid advances due to the Music Labels under the Music Label Agreements in the aggregate amount of $2,500,000 out of the net proceeds of the Holdings Offering;

•	The holders of certain 12% senior secured convertible promissory notes of the Company, in the aggregate principal amount of $2,515,000, with accrued and unpaid interest in the aggregate of $561,203 (the “Secured Notes”), transferred all of their right, title, and interest under the Secured Notes to Holdings, in exchange for securities of Holdings;

•	The boards of directors of each of the Company and Holdings were increased from one to three members, and two common members were appointed to each board of directors; and

•	Holdings issued one share of its Series B voting preferred stock to an officer, director and shareholder of Holdings, which gave the holder the right (a) to elect the number of directors on the board of directors of Holdings constituting a majority, and (b) to approve any merger, asset sale, or other fundamental transaction to be effected by Holdings.

U.S. Securities and Exchange Commission

December 14, 2018

On May 15, 2018, Holdings consummated a second closing of the Holdings Offering, providing additional net proceeds of $1,086,131 (after deducting fees and expenses related to the Holdings Offering in the aggregate amount of $160,169 (including placement agent fees, legal fees and expenses and fees payable to the escrow agent)).

As a contingency to participating in the Holdings Offering, the investors desired to maintain control over how the proceeds from the Holdings Offering would be utilized. Therefore, a process was put into place pursuant to which the Company would need to request drawdowns from the Line of Credit. Although the terms of the Line of Credit were never formally documented, it was established that approval by Holdings of requests by the Company would be on a case by case basis.

Over the past several months, there have been disagreements between the Company’s management and the management of Holdings with respect to (a) how proceeds from the Holdings Offering should best be utilized, (b) when and how CÜR Music should be launched, and (c) if and when the Merger between the Company and Holdings should be consummated. As previously reported, Holdings has only partially funded the Company’s requests for vendor payables and payroll. As a result, as previously reported, the Company has defaulted on certain vendor agreements and all of the Company’s staff and prior management have been laid-off or resigned. In addition, the two common members of the boards of directors of the Company and Holdings have both resigned.

The Company is currently assessing its options for continuing as a going concern. As previously reported, the Company currently does not have sufficient cash to meet its operating needs. The Company and Holdings are seeking sources of equity or debt financing in order to support the Company’s operations. If adequate funds are not available on acceptable terms, or at all, the Company will need to further curtail operations, or cease operations completely.

* * * * *

The Company believes that the response contained in this letter will be considered by the Staff to be a satisfactory response to the comment contained in the Comment Letter. However, if the Staff has any questions or comments with respect to the Company’s response, please contact me at (518) 248-2378, or Eric C. Mendelson c/o The Crone Law Group, P.C., counsel to the Company, at (646) 278-0886.

Sincerely yours, CÜR Media, Inc. /s/ William W. Duker William W. Duker Director

cc: Eric C. Mendelson, Esq.